SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO___________)*

                                OMNI U.S.A., INC.
                         ------------------------------
                                (Name of Issuer)

                   Common Stock, $.004995 Par Value Per Share
                         ------------------------------
                         (Title of Class of Securities)


                         ------------------------------
                                 (CUSIP Number)
                            Brendan Technologies Inc.
                              Research Center Plaza
                         2236 Rutherford Road, Suite 107
                           Carlsbad, California 92008

                                 (760) 929-7500
 ------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 January 2, 2006
 ------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No.

1       NAME OF REPORTING PERSON

               John R. Dunn II

        I.R.S. IDENTIFICATION NOS OF ABOVE PERSON

               [INSERT SOCIAL]

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

        (a) [_]   (b) [_]

3       SEC USE ONLY

4       SOURCE OF FUNDS

               OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6       CITIZENSHIP OR PLACE OF ORGANIZATION

               USA

NUMBER OF                  7       SOLE VOTING POWER
SHARES                                      4,880,000
BENEFICIALLY
OWNED BY                   8       SHARED VOTING POWER
EACH                                                0
REPORTING
PERSON                     9       SOLE DISPOSITIVE POWER
                                            4,880,000

                           10      SHARED DISPOSITIVE POWER
                                                    0

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,880,000

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                  [-]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  18.7%

14      TYPE OF REPORTING PERSON

        CO

ITEM 1.

SECURITY AND ISSUER

      This statement on Schedule 13D relates to 4,880,000 shares of common stock of Omni U.S.A., Inc., a Nevada corporation (the "Issuer"). The principal executive office of the Issuer is located 2236 Rutherford Road, Suite 107, Carlsbad, California.

ITEM 2.  IDENTITY AND BACKGROUND

      (a) - (c) This statement on Schedule 13D is filed by John R. Dunn II ("Reporting Person"). The Reporting Person's business address is located 2236 Rutherford Road, Suite 107, Carlsbad, California. The Reporting Person is the Chief Executive officer of Brendan Technologies, Inc. and the President, Chief Executive Officer and Chairman of the Board of Directors of the Issuer.


      (d) and (e) During the past five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

      (f) The Reporting Person is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The Reporting Person received his shares as the result of a merger. On December 29, 2005, the Issuer and its wholly-owned subsidiary Omni Merger Sub, Inc., a Michigan corporation ("Merger Sub"), Jeffrey Daniel and Edward Daniel entered into an Agreement and Plan of Merger (the "Merger Agreement") with Brendan Technologies, Inc., a Michigan corporation ("Brendan"), pursuant to which Merger Sub was merged with and into Brendan and Brendan became the surviving corporation in the merger and a wholly-owned subsidiary of Omni (the "Merger"). Brendan continued its corporate existence under the laws of the State of Michigan. Concurrently with the Merger, 4,754,709 shares of Brendan common stock outstanding immediately before the Merger were converted into 19,018,836 shares of Omni common stock, a four for one ratio. ITEM 4. PURPOSE OF TRANSACTION.

      The Reporting Person acquired the shares of common stock for investment purposes pursuant to the Merger Agreement as described in Item 3 hereof.

      The Reporting Person intends to review on a continuing basis its investment in the Issuer and may, depending upon the evaluation of his financial planning, upon the Issuer's business and prospects and upon future developments in general business, economic and market conditions, determine to increase, decrease or continue to hold or dispose of the position in the Issuer.

      Except as set forth in the previous paragraphs, the Reporting Person has no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation or any of its subsidiaries; (c) any change in the present Board of Directors or management of the Issuer; (d) any material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer, involving the Issuer or any of its subsidiaries; (f) a sale or transfer of a material amount of assets of the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated in (a)-(i) above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a) The table below sets forth the aggregate number of shares and percentage of the Company's outstanding shares beneficially owned by the Reporting Person.

        Reporting Person   Number of Shares     Percentage of     Citizenship
                                                    Total
        John R. Dunn II       4,880,000             18.7%             USA

        (b) The Reporting Person holds the sole power to vote and to dispose or direct the disposition of his shares of Common Stock.

        (c) The Reporting Person has effected any transaction in the common stock during the past 60 days, except as disclosed herein.

        (d) Not applicable.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Other than as described in Item 4 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.       DESCRIPTION
-----------       -----------

1.1 Agreement and Plan of Merger among Omni U.S.A., Inc., Omni Merger Sub, Inc., Edward Daniel, Jeffrey Daniel and Brendan Technologies, Inc. dated as of December 29, 2005, incorporated by reference to the Form 8-Kl File No. 000-17493; filed January 5, 2006.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information named in this statement is true, complete and correct.


                                              Date:  January 10, 2006


                                              /s/ John R. Dunn II
                                              --------------------------------
                                              John R. Dunn II





























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